March 1, 2026

JPMorgan Trust I

390 Madison Avenue

New York, NY 10017

Dear Sirs and Madams:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A, attached hereto, for the time periods indicated. The JPMorgan Service Providers will waive fees or reimburse expenses with respect to a Fund to the extent that the total operating expenses of such Fund exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include: (i) dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to Trustee elections, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of each Fund’s business, and (ii) acquired fund fees incurred by an underlying fund not advised by J.P. Morgan Investment Management Inc. or one of its affiliates. In addition, each Fund may invest in one or more funds, including money market funds, advised by the J.P. Morgan Investment Management Inc. or one of its affiliates (an “affiliated fund”). The JPMorgan Service Providers, in their capacity as each Fund’s adviser, shareholder servicing agent and/or administrator, as applicable, hereby contractually agree, with respect to each Fund, to waive fees and/or reimburse expenses of such Fund in an amount sufficient to offset (i) the respective net advisory, net administration and net shareholder servicing fees of an affiliated fund, or (ii) the management fee paid to the adviser pursuant to an affiliated fund’s management agreement. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A, supplementing their prospectuses and other offering documents as necessary to provide applicable disclosures, and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Fund to do so.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

/s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski
Managing Director

Accepted By: JPMorgan Trust I

/s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

	Class A	Class C	Class I	Class R2	Class R3	Class R4	Class R5	Class R6
JPMorgan Global Allocation Fund[1]	1.03%	1.53%	0.78%	1.40%	1.15%	0.90%	0.75%	0.65%
JPMorgan Income Builder Fund[1]	0.75%	1.25%	0.60%					0.52%

[1]	Expense limitation is in place until at least 2/28/27.

2